REDHAND INTERNATINOAL, INC.
                             277 WEST 11TH STREET
                              NEW YORK, NY 10014



March 2, 2006


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Theresa A. Messinese



     Re:     Form 8-K Filed February 3, 2006, File No. 0-26211

Dear Ms. Messinese:

Pursuant to your letter dated February 13, 2006, the following are responses addressing the issues raised in your letter.

A revised Form 8-K/A has been filed on the date hereof reconciling the disagreement in the disclosure.

Additionally, we wish to acknowledge the following:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company does not, may not and will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Redhand International, Inc.


/s/ Laurie Brewis
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Laurie Brewis, Principal Executive Officer